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                             December 15, 2021

       William Koschak
       Chief Financial Officer
       Calyxt, Inc.
       2800 Mount Ridge Road
       Roseville, Minnesota 55113

                                                        Re: Calyxt, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Form 10-Q for the
Period Ended September 30, 2021
                                                            File No. 001-38161

       Dear Mr. Koschak:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Short-Term Investments, page F-7

   1. Please explain why you classified your short-term investments as trading and why the corresponding cash
flows have been classified as investing instead of as operating in your
                                                        Statements of Cash
Flows. See ASC 320 and ASC 230-10-45-20.
       Revenue Recognition - Product Sales, page F-9

   2. In regards to your revenue recognition policy related to product sales, please address the following:
                                                            We note that you
may sell grain to a processor with a commitment to repurchase any soybean meal
resulting from their grain crushing activity with a single net cash settlement
occurring between the parties. In these instances, you recognize revenue from the sale of
grain in the amount of the final net cash settlement with the processor. Please
help us better understand and correspondingly expand your
 William Koschak
Calyxt, Inc.
December 15, 2021
Page 2
           disclosures to better explain what consideration you gave to the guidance in ASC
           606-10-25-26 as well as ASC 606-10-55-66 through 55-78 in
determining your
           revenue recognition policy related to these sales which are subject to a repurchase agreement; and
             In regards to the bill and hold arrangements in which you sell grain to a processor and your storage facility continues to be used to hold the grain until such time it is requested it be delivered, please help us better understand and correspondingly expand your disclosures to better explain what consideration you gave to the guidance in ASC 606-10-55-81 in determining your revenue recognition policy related to these arrangements. Please specifically address what consideration you gave as to whether there could be additional performance obligations in these arrangements such as custodial services.
Form 10-Q for the Period Ended September 30, 2021

Balance Sheet, page 4

3. Please quantify the components within your inventory balance as required by Article 10-
      01(a)(2) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nudrat Salik at (202) 551-3692 or Al Pavot at (202) 551-3738 with any questions.



                                                            Sincerely,
FirstName LastNameWilliam Koschak
                                                            Division of
Corporation Finance
Comapany NameCalyxt, Inc.
                                                            Office of Life
Sciences
December 15, 2021 Page 2
cc:       Debra Frimerman
FirstName LastName